

Mail Stop 3720

June 3, 2011

Mr. Miles S. Nadal
Chief Executive Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario
Canada M5R 2E3

  Re: MDC Partners, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 10, 2010
    File No. 1-13178

Dear Mr. Nadal:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Larry Spirgel
      Assistant Director